Idaho Strategic Resources, Inc.
201 N. 3rd Street
Coeur d’Alene, Idaho 83814

May 13, 2022
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
Idaho Strategic Resources, Inc.

Registration Statement on Form S-3
Filed May 4, 2022
(As amended May 12, 2022)
File No. 333-264647

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Idaho Strategic Resources, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, May 17, 2022, or as soon as thereafter possible.

The Company authorizes Lukas D. O’Dowd of Lyons O’Dowd, PLLC, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. O’Dowd at (208) 714-0487 as soon as the Registration Statement has been declared effective.

Very truly yours, IDAHO STRATEGIC RESOURCES, INC.

By:	/s/ John Swallow
John Swallow,
President and Chief Executive Officer

Cc:             Lyons O’Dowd, PLLC